Sales Plan

Sales Plan, dated as of the date set forth on the signature page (the "Sales Plan"), between Goldman Sachs & Co. LLC ("Broker") on the one hand and Harvest Capital Strategies LLC ("Harvest") and each of the funds that are listed in Annex B hereto (each a "Fund" and the Funds collectively with Harvest, the "Selling Parties") on the other hand.

WHEREAS, Harvest is engaged principally in the business of rendering investment management services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended;

WHEREAS, Harvest serves as the investment manager for the Funds having accounts with Broker and Harvest is authorized to manage the investment and reinvestment of the Funds' assets;

WHEREAS, the Selling Parties desire to establish the Sales Plan to sell shares of common stock, par value $.001 per share (the "Stock"), of Green Dot Corporation (the "Issuer") owned by the Funds in accordance with the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as further set forth herein;

NOW, THEREFORE, the Selling Parties and Broker hereby agree as follows:

1.   Broker shall effect one or more sales (each a "Sale") of shares of Stock (the "Shares") as further set forth in the attached Annex A to this Sales Plan.

2.   This Sales Plan shall become effective thirty (30) days from the date hereof (the "Effective Date") and shall terminate on the earliest of (a) November 18, 2017, (b) the date on which Broker has sold all Shares specified in Annex A, or (c) the date that this Sales Plan is terminated in accordance with paragraph 10 below.

3.   The Selling Parties understand that Broker may effect Sales hereunder jointly with orders for other sellers of Stock of the Issuer and that the average price for executions resulting from bunched orders will be assigned to the Selling Parties' accounts.

4.   Each Selling Party represents and warrants that it is not aware of material, nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock) and that it is entering into this Sales Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

5.   It is the intent of the parties that this Sales Plan comply with the requirements of Rule 10b5-1(c)(1)(i)(B) under the Exchange Act and this Sales Plan shall be interpreted to comply with the requirements of Rule 10b5-1(c). Harvest has consulted with its own advisors as to the legal and tax aspects of each Selling Party's adoption and implementation of this Sales Plan.

6.   Each Selling Party represents and warrants that it is not an "affiliate" of the Issuer and that the Shares are not "restricted securities" of the Issuer as those terms are defined under Rule 144 of the Securities Act of 1933.

7.   Each Selling Party represents and warrants that it is currently permitted to sell Stock in accordance with the Issuer's insider trading policies and that it has obtained the approval of the Issuer's counsel to enter into this Sales Plan and that, other than the 30 day "cooling off period" set forth in paragraph 2 above, there are no contractual, regulatory, or other restrictions applicable to the Sales contemplated under this Sales Plan that would interfere with Broker's ability to execute Sales and effect delivery and settlement of such Sales on behalf of such Selling Party, other than restrictions with respect to which the Selling Party has obtained all required consents, approvals and waivers. Harvest shall notify Broker immediately in the event that any of the above statements become inaccurate prior to the termination of this Sales Plan.

8.   No Selling Party will directly or indirectly communicate any information relating to Issuer or Issuer securities to any employee of Broker or its affiliates who is directly or indirectly involved in executing this Sales Plan at any time while this Sales Plan is in effect.

9.   Each Selling Party shall make all filings, if any, required under Sections 13(d) and 16 of the Exchange Act.

10.   Each Selling Party understands that Broker may not effect a Sale due to a market disruption or a legal, regulatory or contractual restriction applicable to the Broker or any other event or circumstance (a "Blackout"). Each Selling Party also understands that even in the absence of a Blackout, Broker may be unable to effect Sales consistent with ordinary principles of best execution due to insufficient volume of trading, failure of the Stock to reach and sustain a limit order price, or other market factors in effect on the date of a Sale set forth in Annex A ("Unfilled Sales").

Broker agrees that if Issuer enters into a transaction that imposes trading restrictions on a Selling Party, such as a stock offering requiring a lock-up (an "Issuer Restriction"), and if Issuer and Harvest shall provide Broker at least three (3) days' prior notice of such trading restrictions, then Broker will cease effecting Sales under this Sales Plan until notified by Issuer and Harvest that such restrictions have terminated. All required notifications to Broker under this paragraph 10 shall be made in writing (signed by Harvest and Issuer) and confirmed by telephone as follows: (Attn: Corporate Trading Desk, c/o Control Room; Fax No. (212) 256-6533; Tel: (212) 902-1511). Broker shall resume effecting Sales in accordance with this Sales Plan as soon as practicable after the cessation or termination of a Blackout or Issuer Restriction. Any Unfilled Sales, and any Sales that would have been executed in accordance with the terms of Annex A but are not executed due to the existence of a Blackout or Issuer Restriction, shall be deemed to be cancelled, and shall not be effected pursuant to this Sales Plan.

11.   This Sales Plan and its enforcement, and each transaction entered into hereunder and all matters arising in connection with this Sales Plan and transactions hereunder shall be governed by, and construed in accordance with, the laws of the State of New York, without reference to its choice of law doctrine. The Sales Plan may be modified, terminated or amended only by a writing signed by the parties hereto, which the Issuer

has reviewed and not objected to, and provided that any such modification, termination or amendment shall only be permitted at a time when each Selling Party is otherwise permitted to effect sales under the Issuer's trading policies and at a time when no Selling Party is aware of material nonpublic information concerning the Issuer or its securities. In the event of a modification or amendment to this Sales Plan, or in the event a Selling Party establishes a new plan after termination of the Sales Plan, no sales shall be effected during the thirty days immediately following such modification, amendment or termination (other than Sales already provided for in the Sales Plan prior to modification, amendment or termination).

12.   Each Selling Party agrees that Broker and its affiliates and their directors, officers, employees, and agents (collectively, "Broker Persons") shall not have any liability whatsoever to the Selling Parties for any action taken or omitted to be taken in connection with the Sales Plan, the making of any Sale, or any amendment, modification or termination of the Sales Plan, unless such liability is determined in a non-appealable order of a court of competent jurisdiction to have resulted solely from the gross negligence, willful misconduct or bad faith of the Broker Person. Each Selling Party further agrees to hold each Broker Person free and harmless from any and all losses, damages, liabilities or expenses (including reasonable attorneys' fees and costs) incurred or sustained by such Broker Person in connection with or arising out of any suit, action or proceeding relating to this Sales Plan, any Sale, or any amendment, modification or termination of the Sales Plan (each an "Action") and to reimburse each Broker Person for its expenses, as they are incurred, in connection with any Action, unless such loss, damage, liability or expense is determined in a non-appealable order of a court of competent jurisdiction to be solely the result of such Broker Person's gross negligence, willful misconduct or bad faith. This paragraph 12 shall survive termination of this Sales Plan.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have signed this Sales Plan as of this 19th day of May, 2017.

Harvest Capital Strategies LLC

By: _____
Name: Kevin C. Lynch
Title: President

Goldman Sachs & Co. LLC



By: _____
Name: NICK KHERAS
Title: Managing Director

Harvest Small Cap Partners, L.P.

By: Harvest Small Cap Partners GP LLC,
its general partner

By: _____
Name: Kevin C. Lynch
Title: President

Harvest Small Cap Partners Master, Ltd.

By: _____
Name: Kevin C. Lynch
Title: Director

HSCP Strategic I, L.P.

By: Harvest Small Cap Partners GP LLC,
its general partner

By: _____
Name: Kevin C. Lynch
Title: President



Annex A

[Intentionally Omitted]

Funds

Harvest Small Cap Partners, L.P.

Harvest Small Cap Partners Master, Ltd.

HSCP Strategic I, L.P.